FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15b – 16 of

The Securities Exchange Act of 1934

For the month of November, 2003

Indo-Pacific Energy Ltd.

(Translation of registrant’s name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: November 19th, 2003

/s/ David Bennett

(Signature)

David Bennett

(Name)

CEO

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about November 13, 2003

Item 3. Press Release

November 13, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Energy Announces Capital Raising and TSX Venture Exchange and NZSX Listing Intention

Wellington, New Zealand – November 13, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd., one of New Zealand’s most active oil and gas explorers, today announced its intention to raise up to US$4,960,000 and to seek a listing on the New Zealand Stock Market (NZSX).

Item 5. Full Description of Material Change

Indo-Pacific Energy Announces Capital Raising and TSX Venture Exchange and NZSX Listing Intention

Wellington, New Zealand – November 13, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd., one of New Zealand’s most active oil and gas explorers, today announced its intention to raise up to US$4,960,000 and to seek a listing on the New Zealand Stock Market (NZSX).

The company is offering 4,000,000 shares at the issue price of US$1.24 per Share. In addition, for every two Shares being offered, investors will receive one Warrant, exercisable at a price of US$1.30 at any time up to 30 November 2004.

Indo-Pacific Energy CEO Dave Bennett said the company expected to release the prospectus for the Issue next week.

Indo-Pacific Energy operates in New Zealand, Australia and Papua New Guinea. It holds the most extensive exploration portfolio within the onshore Taranaki basin of any industry player operating in New Zealand. It also holds permits in the offshore Taranaki basin, the East Cape and Canterbury regions, and the offshore Vulcan Trough in Western Australia and the Papuan Basin in Papua New Guinea.

Dr Bennett said the capital raised would progress and commercialise Indo-Pacific Energy’s exploration and development programmes. The capital will be primarily dedicated to the requirements of its New Zealand assets.

Directors of the company are David Newman (CEO of the Institute of Directors in New Zealand, former Managing Director of BP New Zealand Ltd 1990-1994); Peter Tapper (former Executive General Manager of Woodside Offshore Petroleum); Ronald Guiseppe Luigi Bertuzzi (Board member of AMG Oil Ltd and Gondwana Energy Ltd); Garth Johnson (CFO of TAG Oil Ltd) and Bernhard Josef Zinkhofer (qualified Chartered Accountant and Lawyer and company director).

The Issue opens on November 17th and closes on December 12th. The New Zealand listing is conditional on the Company being accepted for listing on the Toronto headquartered Venture Exchange (TSXV), expected to be completed before the New Zealand offer closes. The TSXV will be the ‘home’ exchange for Indo-Pacific and after the regulatory periods below, the shares may be traded on the TSXV, the NZSX or the OTCBB.

The Share and Warrants have not been registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. This investment is generally not available outside New Zealand. No prospectus in connection herewith will be filed in Canada and accordingly the Shares and Warrants will be subject to resale restrictions to Canadian residents and in Canada for 4 months after allotment. Further, pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of these securities, if made prior to the expiration of 40 days following allotment (or, in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a U.S. person or for the account or benefit of a U.S. person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40-day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Application has been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer. The NZSX listing is conditional on the Company being registered for listing on the Toronto Venture Exchange which application has been made. All the requirements of the TSXV and the NZSX relating to such applications that can be complied with on or before the date of the Offer Document have been duly complied with. However, the TSXV and the NZSX accept no responsibility for any statement in this release.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

November 13, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Energy Announces Capital Raising and TSX Venture Exchange and NZSX Listing Intention

Wellington, New Zealand – November 14, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific Energy Ltd., one of New Zealand’s most active oil and gas explorers, today announced its intention to raise up to US$4,960,000 and to seek a listing on the New Zealand Stock Market (NZSX).

The company is offering 4,000,000 shares at the issue price of US$1.24 per Share. In addition, for every two Shares being offered, investors will receive one Warrant, exercisable at a price of US$1.30 at any time up to 30 November 2004.

Indo-Pacific Energy CEO Dave Bennett said the company expected to release the prospectus for the Issue next week.

Indo-Pacific Energy operates in New Zealand, Australia and Papua New Guinea. It holds the most extensive exploration portfolio within the onshore Taranaki basin of any industry player operating in New Zealand. It also holds permits in the offshore Taranaki basin, the East Cape and Canterbury regions, and the offshore Vulcan Trough in Western Australia and the Papuan Basin in Papua New Guinea.

Dr Bennett said the capital raised would progress and commercialise Indo-Pacific Energy’s exploration and development programmes. The capital will be primarily dedicated to the requirements of its New Zealand assets.

Directors of the company are David Newman (CEO of the Institute of Directors in New Zealand, former Managing Director of BP New Zealand Ltd 1990-1994); Peter Tapper (former Executive General Manager of Woodside Offshore Petroleum); Ronald Guiseppe Luigi Bertuzzi (Board member of AMG Oil Ltd and Gondwana Energy Ltd); Garth Johnson (CFO of TAG Oil Ltd) and Bernhard Josef Zinkhofer (qualified Chartered Accountant and Lawyer and company director).

The Issue opens on November 17th and closes on December 12th. The New Zealand listing is conditional on the Company being accepted for listing on the Toronto headquartered Venture Exchange (TSXV), expected to be completed before the New Zealand offer closes. The TSXV will be the ‘home’ exchange for Indo-Pacific and after the regulatory periods below, the shares may be traded on the TSXV, the NZSX or the OTCBB.

The Share and Warrants have not been registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. This investment is generally not available outside New Zealand. No prospectus in connection herewith will be filed in Canada and accordingly the Shares and Warrants will be subject to resale restrictions to Canadian residents and in Canada for 4 months after allotment. Further, pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of these securities, if made prior to the expiration of 40 days following allotment (or, in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a U.S. person or for the account or benefit of a U.S. person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40-day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor.

Application has been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer. The NZSX listing is conditional on the Company being registered for listing on the Toronto Venture Exchange which application has been made. All the requirements of the TSXV and the NZSX relating to such applications that can be complied with on or before the date of the Offer Document have been duly complied with. However, the TSXV and the NZSX accept no responsibility for any statement in this release.
CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Indo-Pacific Energy Announces Capital Raising and NZSX Listing Intention

Indo-Pacific Energy Ltd., one of New Zealand’s most active oil and gas explorers, today announced its intention to raise up to $8,000,000 and to seek a listing on the New Zealand Stock Market (NZSX).

The company is offering 4,000,000 shares at the issue price of NZ$2.00 per Share. In addition, for every two Shares being offered, investors will receive one Warrant, exercisable at a price of $2.10 at any time up to 30 November 2004.

Indo-Pacific Energy CEO Dave Bennett said the company expected to release the prospectus for the Issue next week.

Indo-Pacific Energy operates in New Zealand, Australia and Papua New Guinea. It holds the most extensive exploration portfolio within the onshore Taranaki basin of any industry player operating in New Zealand. It also holds permits in the offshore Taranaki basin, the East Cape and Canterbury regions, and the offshore Vulcan Trough in Western Australia and the Papuan Basin in Papua New Guinea.

Dr Bennett said the capital raised would progress and commercialise Indo-Pacific Energy’s exploration and development programmes. The capital will be primarily dedicated to the requirements of its New Zealand assets.

Directors of the company are David Newman (CEO of the Institute of Directors in New Zealand, former Managing Director of BP New Zealand Ltd 1990-1994); Peter Tapper (former Executive General Manager of Woodside Offshore Petroleum); Ronald Guiseppe Luigi Bertuzzi (Board member of AMG Oil Ltd and Gondwana Energy Ltd); Garth Johnson (CFO of TAG Oil Ltd) and Bernhard Josef Zinkhofer (qualified Chartered Accountant and Lawyer and company director).

Investment banker and NZX Stockbroking firm McDouall Stuart Securities Ltd is leading the Issue. The Issue opens on November 17th and closes on December 12th.

The New Zealand listing is conditional on the Company being accepted for listing on the Toronto headquartered TSX Venture Exchange (TSXV), expected to be completed before the New Zealand offer closes. The TSXV will be the ‘home’ exchange for Indo-Pacific and after the regulatory periods below, the shares may be traded on the TSXV, the NZSX or the OTCBB.

ENDS

Note:

The Share and Warrants have not been registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. This investment is generally not available outside New Zealand. No prospectus in connection herewith will be filed in Canada and accordingly the Shares and Warrants will be subject to resale restrictions to Canadian residents and in Canada for 4 months after allotment. Further, pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of these securities, if made prior to the expiration of 40 days following allotment (or, in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a U.S. person or for the account or benefit of a U.S. person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40-day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor. This notice is not for release in the United States.

Application has been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer. The NZSX listing is conditional on the Company being registered for listing on the Toronto Venture Exchange which application has been made. All the requirements of the TSXV and the NZSX relating to such applications that can be complied with on or before the date of the Offer Document have been duly complied with. However, the TSXV and the NZSX accept no responsibility for any statement in this release.

For further information, please contact:

Dave Bennett

Chief Executive, Indo-Pacific Energy Ltd.

(04) 476 2711

info@indopacific.co.nz

OR

Klaus Sorensen
Sorensen Group
(09) 307 4670 or
(029) 2322 576
sorensen@sorensengroup.co.nz

Issued on behalf of Indo-Pacific Energy Ltd by Sorensen Group

News Release	14 November 2003

Indo-Pacific Capital Raising to Fund Major Taranaki Drilling Programme

Indo-Pacific Energy Ltd., one of New Zealand’s most active oil and gas explorers, will use money raised from its Initial Public Offering (IPO) to fund a major drilling and exploration programme, focussed on the onshore Taranaki Basin, according to the prospectus, released today.

The prospectus for the company’s $8,000,000 capital raising identifies a two year timeframe for a drilling programme of up to 10 wells, expected to include at least four wells in the first year and up to six wells in year two. Indo Pacific will have an average 30 per cent participation in each well.

Indo-Pacific Energy CEO Dr Dave Bennett says in the prospectus that the offer provides investors with the opportunity to invest in a New Zealand based and led petroleum exploration and production company.

“This offer is especially timely, given the country’s ongoing energy supply situation,” Dr Bennett said.

“New Zealand needs to find more oil and gas for its energy needs, and Indo-Pacific Energy is in a good position to contribute to this demand.”

Indo-Pacific Energy seeks to minimise the technical and commercial risks of the exploration business by joint-venturing projects with other companies and also by participating in properties that exhibit a range of risk profiles.

“Exploration is capital intensive. The company generally reduces its cost exposure by adding technical value to its permit interests and then farming out some of its interest to another party.

“The capital raised will also be used to help bring the Kahili and Cheal fields into production,” Dr Bennett said.

The funding will, in addition, support the negotiation of further oil and gas sales agreements, allow the ongoing evaluation of existing areas for further drilling opportunities, and provide for the acquisition of further exploration permits.

Indo-Pacific Energy operates in New Zealand, Australia and Papua New Guinea. It holds the most extensive exploration portfolio within the onshore Taranaki basin of any industry player operating in New Zealand. It also holds permits in the offshore Taranaki basin, the East Cape and Canterbury regions, the offshore Vulcan Trough in Western Australia and the Papuan Basin in Papua New Guinea.

Indo-Pacific’s Kahili-1A/B discovery has flowed in excess of six million cubic feet of gas and 240 barrels of condensate light oil per day. An agreement with Natural Gas Corporation will see the field in production in the first half of 2004. The Cheal gas/oil field is currently being appraised for development. Both the Cheal-1 and Cheal-2 wells flowed gas and oil on testing when originally drilled in 1995. Following analysis of the recently completed production test of Cheal-1, Cheal could be commercialised during first half of 2004.

The company has participated in 20 wells in New Zealand since 1996, including eight on the east coast of both islands. It has operated the majority of these, made three discoveries (as operator) and participated in two other oil discoveries.

“In twelve of its joint ventures, the Indo-Pacific team leads the technical and commercial programmes for the joint venture parties in those permits. This reflects the respect in which our company is held by its industry peers,” Dr Bennett said.

“Our executive management and associated consultants constitute one of New Zealand’s most experienced exploration teams. We are confident that following the capital raising, Indo-Pacific Energy will continue its proud history of active exploration.”

In association with the capital raising, Indo-Pacific Energy will seek a listing on the New Zealand Stock Exchange (NZX) and the Toronto headquartered Venture Exchange (TSXV).

The company is offering 4,000,000 shares at the issue price of NZ$2.00 per share. In addition, for every two shares being offered, investors will receive one warrant, exercisable at a price of $2.10 at any time up to 30 November 2004. Investment banker and NZX Stockbroking firm McDouall Stuart Securities Ltd, is leading the issue.

The New Zealand listing is conditional on the company being accepted for listing on the Toronto TSX Venture Exchange (TSXV), expected to be completed before the New Zealand offer closes. The TSXV will be the ‘home’ exchange for Indo-Pacific and after the regulatory periods below, the shares may be traded on the TSXV, the NZSX or the OTCBB.

“This is an exciting opportunity to invest in New Zealand’s energy future,” Dr Bennett said.

“We expect Indo-Pacific Energy to positively contribute to New Zealand’s energy needs. With our expertise, joint-venture partnerships and acreage positions, we are well placed to succeed in the oil and gas exploration and production sector.”

ENDS

Note:

The Shares and Warrants have not been registered under the United States Securities Act of 1933 and, in the absence of such registration or an applicable exemption, may not be offered or sold in the United States. This investment is generally not available outside New Zealand. No prospectus in connection herewith will be filed in Canada and accordingly the Shares and Warrants will be subject to resale restrictions to Canadian residents and in Canada for 4 months after allotment. Further, pursuant to Regulation S of the United States Securities and Exchange Commission, the offer or sale of these securities, if made prior to the expiration of 40 days following allotment (or, in the case of Ordinary Shares issued pursuant to the exercise of Warrants, for 40 days after their issuance), may not be made to a U.S. person or for the account or benefit of a U.S. person, and each distributor, dealer or other person receiving a selling concession, fee or other remuneration in respect of the securities sold, prior to the expiration of such 40-day period, must send a confirmation or other notice to the purchaser stating that the purchaser is subject to the same restrictions on offers and sales that apply to a distributor. This notice is not for release in the United States.

Application has been made to the NZSX for permission to list the Shares and the Warrants of the Company as an Overseas Listed Issuer. The NZSX listing is conditional on the Company being registered for listing on the Toronto Venture Exchange which application has been made. All the requirements of the TSXV and the NZSX relating to such applications that can be complied with on or before the date of the Offer Document have been duly complied with. However, the TSXV and the NZSX accept no responsibility for any statement in this release.

For further information, please contact:

David Bennett

Ph 64 4 476 2529

info@indopacific.co.nz

OR

Klaus Sorensen
Sorensen Group
(09) 307 4670 or
(029) 2322 576
sorensen@sorensengroup.co.nz

Issued on behalf of Indo-Pacific Energy Ltd by Sorensen Group

News Release	Embargoed until Midnight Sunday 16 November 2003